FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

2008 Half Yearly Financial Report

PART OF THE SANTANDER GROUP

 Interim Management Report for the 6 months ended 30 June 2008

Abbey National plc sets out below its Interim Management Statement for the period from 1 January 2008.

Summarised consolidated statutory income statement

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Net interest income	834	735
Non-interest income	635	633
Total operating income	1,469	1,368
Administrative expenses	(629)	(686)
Depreciation and amortisation	(108)	(97)
Total operating expenses excluding provisions and charges	(737)	(783)
Impairment losses on loans and advances	(161)	(109)
Total operating provisions and charges	(161)	(109)
Profit before tax	571	476
Tax	(144)	(117)
Profit after tax	427	359

Profit before tax of £571m increased from £476m in 2007. Material movements by line include:

>

Net interest income of £834m compared to £735m in 2007 increased by £99m reflecting both improved business performance and higher earnings on retained profits. Retail Banking was up, despite challenging market conditions, reflecting robust asset and customer deposit growth of 12% and 7% respectively. Deposit related income was particularly strong, in part benefiting from bank account growth and strong margin management over the last 18 months. Performance in mortgage lending in the first half was also strong, taking advantage of favourable pricing conditions, and focusing on high quality prime residential lending at lower loan-to-value ratio (LTV);

>

Non-interest income of £635m compared to £633m in 2007 was broadly flat. Despite difficult market conditions, Retail Banking achieved improved cross-sale performance increasing commission from credit cards and investments, with success in these areas offset by continued pressure on mortgage redemption and current account charges. Corporate Banking performance was ahead driven by opportunities for good customer related business in the market, supported by a prudent lending approach. Global Banking and Markets was slightly ahead of last year, with steady growth despite a difficult market environment;

>

Administrative expenses of £629m (2007: £686m) decreased by £57m largely due to a reduction of restructuring costs, with on-going costs slightly higher reflecting investment in customer facing operations and growth businesses;

>	Depreciation and amortisation of £108m (2007: £97m) increased by £11m due largely to the commencement of depreciation of new operating systems; and
>

Impairment losses on loans and advances increased to £161m compared to £109m in 2007. The 2007 first half impairment losses benefited from provision releases in Corporate Banking relating to better than anticipated performance of the run-down Corporate portfolios. In Retail Banking, an improved unsecured performance was offset by the deterioration in the secured portfolio, as anticipated, and the charge that management deems adequate to reflect worsening economic conditions. Nevertheless, Abbey’s mortgage performance remains significantly better than the industry in terms of arrears and possessions.

Adjustments between the statutory basis and the trading basis

Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets. The segments are managed primarily on the basis of their results, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as described on page 10 of the 2007 Annual Report. For a detailed analysis of these items, please refer to the “Other Material Items” section.

Profit before tax by segment

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Retail Banking	559	505
Global Banking & Markets	106	104
Corporate Banking	40	52
Private Banking(1)	30	21
Group Infrastructure	(103)	(143)
Trading profit before tax	632	539
Adjust for:
- Reorganisation and other costs	(60)	(68)
- Hedging and certain other mark to market variances	(1)	-
- Profit on sale of subsidiaries	-	5
Profit before tax	571	476

(1) Formerly known as Wealth Management

 Interim Management Report for the 6 months ended 30 June 2008 continued

>

Trading profit before tax of £632m increased by £93m on the previous year (2007: £539m) driven by strong income growth and continued cost control. Trading income in the first half was well ahead of last year, with income growth accelerating in Q2. Trading expenses were only slightly ahead, impacted by investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking;

>

Retail Banking trading profit before tax increased by £54m to £559m (2007: £505m) driven by an increase in trading income and lower trading expenses. Trading income benefited from robust asset and customer deposit growth of 12% and 7% respectively combined with strong margin management and favourable pricing conditions;

>	Global Banking & Markets trading profit before tax increased by £2m to £106m (2007: £104m), with income up slightly, supported by steady growth in the business despite a difficult market environment;
>

Corporate Banking trading profit before tax decreased by £12m to £40m (2007: £52m) due to the 2007 first half results benefiting from provision releases relating to better than anticipated performance of the run-down Corporate portfolios. In 2008, trading income was significantly higher, driven by a prudent lending approach whilst taking advantage of opportunities in the market. The income performance was partially offset by higher trading expenses due to investment in the business;

>

Private Banking trading profit before tax increased by £9m to £30m (2007: £21m) reflecting higher trading income and broadly stable costs. Trading income was ahead due to higher levels of customer deposits and improved margins in Cater Allen and improved fee income in James Hay; and

>

Group Infrastructure trading loss before tax decreased by £40m to £103m (2007: £143m) reflecting higher earnings on retained profits, as well as increased earnings from the management of short term funding.

Business flows

Business flows are set out below. These flows are used by management to assess the sales performance of Abbey, both absolutely and relative to its peers, and to inform management of product trends in the market.

	2008	2007
Mortgages:
Gross mortgage lending	£19.5bn	£16.8bn
Capital repayments	£11.2bn	£13.3bn
Net mortgage lending	£8.3bn	£3.6bn
Mortgage stock:	£118.7bn	£105.2bn
– Abbey retail	£113.0bn	£100.0bn
– Housing Association (1)	£5.7bn	£5.2bn
Market share – gross mortgage lending(2)	12.9%	9.5%
Market share – capital repayments(2)	9.5%	10.8%
Market share – net mortgage lending(2)	25.6%	6.4%
Market share – mortgage stock(2)	9.7%	9.3%
Retail deposits:
Total net deposit flows	£2.9bn	£1.9bn
Deposit stock	£68.0bn	£63.8bn
Investment and pensions annual premium income	£1.1bn	£0.9bn
Banking:
Bank account openings (000’s)
– Abbey retail	246	200
– Other	12	17
	258	217
Bank account liability
– Abbey retail	£5.5bn	£5.5bn
– Other	£5.1bn	£4.7bn
	£10.6bn	£10.2bn
Gross unsecured personal lending:
– Abbey retail	£0.4bn	£0.5bn
– Other, including cahoot	£0.1bn	£0.1bn
	£0.5bn	£0.6bn
Unsecured lending asset:
– Abbey retail	£2.0bn	£2.2bn
– Other, including cahoot	£0.5bn	£0.9bn
	£2.5bn	£3.1bn
Credit card sales (000’s)	228	97
(1)	Housing Association mortgages are classified within the Corporate Banking segment. This excludes contingent liabilities and commitments.
(2)	Market shares are estimated internally, based on information from the Bank of England and The Council of Mortgage Lenders (“CML”).

Main highlights for the six months to 30 June 2008 (compared to the same period in 2007 unless otherwise stated) include:

>

gross mortgage lending of £19.5 billion, 16% higher, with an estimated market share of 12.9%. This improvement reflects strong pricing and successful campaigns across both direct and intermediary channels, with new business margins well ahead of the same period last year. The remortgage segment remains the strongest area of the market and Abbey has performed particularly well with approximately 63% remortgages versus approximately 48% last year. Abbey is actively targeting lower LTV new business and has also increased the mix of sales on longer term (3yr plus) business through pricing and targeted channel and customer communications and offers. In Q2 55% of new mortgage business applications was fixed for over three years compared to 11% in the Q4 of 2007;

>

capital repayments of £11.2 billion, 16% lower, reflecting a strong performance driven by both excellent retention activity and current market conditions. The focus on longer term business to reduce risk in volatile markets and improve future retention continues to be successful with over 60% of all internal transfer customers taking 3yr plus deals. Abbey’s estimated market share of capital repayments is 9.5% which is 1.3% lower than last year;

>

net mortgage lending of £8.3 billion, more than double the same period last year. The growth in net mortgage lending can be attributed to a strong performance in both retention activity and gross lending volumes. The improved net lending share has restored Abbey’s stock position to its historical share of around 10% reflecting the strength of Abbey’s franchise in the current challenging conditions;

 Interim Management Report for the 6 months ended 30 June 2008 continued

>

net customer deposit flows of £2.9 billion up by over 50% despite fierce price competition in the market and slower bank account balance growth caused by increased living costs. Abbey’s upturn in performance has been driven by the launch of a new Instant Access Saver account and the branch campaign promoting the Super Saver which supported strong savings flows in Q2. Abbey has also seen strong performance on bonds driven by the contribution from fixed rate bonds;

>

investment sales were up 19%, despite the market being down approximately 10%, as customers move to low risk Structured Products, such as Abbey’s excellent capital guaranteed fixed-term investment range, reflecting risk appetite of customers given market volatility. Performance has also been driven by a highly successful cross tax year promotional campaign followed by another equally productive campaign in Q2. In addition, the number of sales advisors has increased following a successful recruitment campaign which started in Q4 of 2007;

>

Abbey continued to increase its level of bank account openings, up 19% and to attract switcher customers, up over 40%. Furthermore, Adult net openings were up 70% on last year. Abbey sees the current account relationship as a key driver of a customers overall experience with the bank and has increased focus within its branch and remote channels on developing business in this area;

>

total gross unsecured personal lending (UPL) decreased by 18% reflecting Abbey’s revised pricing and scorecard, with overall stock balances down 20% on last year. Abbey continues to focus lending mix towards existing customers and through the branch channel which has contributed to higher UPL stock margins resulting in an increase of 98bps versus the same point last year; and

>	credit card sales have continued to grow, up 135% benefiting from the launch of the Abbey Zero card and the improvement in cross-selling initiatives.

Other Material Items - Adjustments between the statutory basis and the trading basis

Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The major movements in trading adjustments during the period consist of:

Reorganisation and other costs

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Cost reduction programme	-	(48)
Asset write-downs	(8)	-
Credit provisions	(42)	-
Misselling remediation administration costs	(10)	(19)
	(60)	(67)

These costs comprise implementation costs in relation to the strategic change and cost reduction process, certain credit provisions taken centrally, as well as remediation administration costs in respect of product misselling.

Cost reduction programme related expenses were nil compared to the previous period (2007: £48m) reflecting the completion of the programme.

Asset write-downs of £8m reflect the commencement of depreciation on new operating systems, compared to nil in 2007.

Non-trading credit provisions of £42m compared to nil in the previous period. In accordance with IFRS, the charge for credit provisions adjusts the balance sheet provisions to the level that management deems adequate to absorb actual and inherent losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans, as described more fully in the 2007 Annual Report in the Risk Management Report - Provisions on loans and advances to customers, and in the Accounting Policies in the Consolidated Financial Statements. The required charge is generally determined using statistical techniques developed on previous experience and on projections of current market conditions to the time the loss is expected to crystallise. For management reporting purposes, the total charge is then split between the charge that would be required based on conditions that persist at the balance sheet date, and the adjustment to that charge in order to reflect the change in conditions when the loss is expected to crystallise. The charge that would be required based on conditions that persist at the balance sheet date is used in the day to day running of the business, and is therefore included in provisions on the trading basis. The adjustment is excluded from the results on a trading basis and is classified as non-trading.

Misselling remediation administration costs reduced to £10m (2007: £19m) reflecting lower levels of complaints activity in relation to endowments due to the continuing effect of time barring, and in relation to unauthorised overdraft charges due to the stay in complaints relating to unauthorised overdraft charges pending a decision on legal proceedings in the High Court of England and Wales to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges.

Interim Management Report for the 6 months ended 30 June 2008 continued

Principal Risks and Uncertainties

Our 2007 Annual Report outlines our assessment of the principal risks and uncertainties facing the Group, together with the processes that are in place to monitor and mitigate those risks where possible. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 33 to 49, and material risk factors are described in the Risk Factors section on page 130.

Financial risks are:

>	Operational risk
>	Market risk
>	Credit risk
>	Trading risk
>	Residual value risk
>	Liquidity risk, and
>	Pension obligation risk

Material risk factors are:

>	Risks concerning enforcement of judgements made in the United States
>	Risks concerning borrower credit quality and general economic conditions are inherent in Abbey’s business
>	Market risks associated with fluctuations in interest rates, bond and equity prices and other market factors are inherent in Abbey’s business
>	Risk associated with liquidity and funding are inherent in Abbey’s business
>	Operational risks are inherent in Abbey’s business
>	Abbey’s businesses are subject to substantial legislation, regulatory and government oversight, and
>	Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisition and disposals

Looking forward to the second half of the current financial year, we believe that the risks and uncertainties identified in the 2007 Annual Report are still applicable.

Related Party Transactions

For a full description of related party activity, please refer to Note 44 of the Group’s 2007 Annual Report. Significant changes to these arrangements during the first half of the year are described in Note 18 of the Group’s 2008 condensed consolidated interim financial statements.

Forward Looking Statements

Abbey cautions that this report may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this report. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and Abbey cautions that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This report is also available on the Abbey National plc corporate website (www.aboutabbey.com).

Independent Review Report to Abbey National plc

We have been engaged by Abbey National plc (“the Company”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the income statement, the balance sheet, the statement of recognised income and expense, the cash flow statement and related notes 1 to 22. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditor

29 August 2008

London, UK

Abbey National plc - Interim Financial Statements

Condensed Consolidated Income Statement

For the six months ended 30 June 2008 and 2007

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Interest and similar income		3,705	3,280
Interest expense and similar charges		(2,871)	(2,545)
Net interest income		834	735
Fee and commission income		375	389
Fee and commission expense		(48)	(43)
Net fee and commission income		327	346
Trading and other income	3	308	287
Total operating income		1,469	1,368
Administration expenses		(629)	(686)
Depreciation and amortisation		(108)	(97)
Total operating expenses excluding provisions and charges		(737)	(783)
Impairment losses on loans and advances		(161)	(109)
Total operating provisions and charges		(161)	(109)
Profit before tax		571	476
Tax	4	(144)	(117)
Profit for the period		427	359

Attributable to:
Equity holders of the parent		418	359
Minority interest		9	-

All results arise from continuing operations.

The notes on pages 4 to 17 are an integral part of these consolidated financial statements.

Abbey National plc - Interim Financial Statements

Condensed Consolidated Balance Sheet

As at 30 June 2008 and 31 December 2007

	Notes	30 June 2008 £m	31 December 2007 £m
Assets
Cash and balances at central banks		639	1,038
Trading assets	6	31,509	56,427
Derivative financial instruments	7	11,275	9,951
Financial assets designated at fair value	8	12,920	11,783
Loans and advances to banks		9,466	3,441
Loans and advances to customers	9	121,653	112,147
Available for sale securities		38	40
Macro hedge of interest rate risk		-	217
Investment in associated undertakings		35	29
Intangible assets		90	90
Property, plant and equipment	11	525	528
Operating lease assets	12	2,156	2,164
Current tax assets		271	197
Deferred tax assets		652	665
Other assets		1,750	906
Total assets		192,979	199,623
Liabilities
Deposits by banks		6,226	7,923
Deposits by customers		72,181	69,650
Derivative financial instruments	7	11,292	9,931
Trading liabilities	13	45,536	54,916
Financial liabilities designated at fair value		6,463	7,538
Debt securities in issue		35,275	35,712
Other borrowed funds		1,289	1,419
Subordinated liabilities		4,636	4,732
Macro hedge of interest rate risk		345	-
Other liabilities		3,683	2,337
Provisions		106	131
Current tax liabilities		448	369
Deferred tax liabilities		657	544
Retirement benefit obligations	15	1,023	979
Total liabilities		189,160	196,181
Equity
Share capital		148	148
Share premium account		1,857	1,857
Retained earnings	17	1,707	1,339
		3,712	3,344
Minority interest		107	98
Total shareholders equity		3,819	3,442
Total liabilities and equity		192,979	199,623

Abbey National plc - Interim Financial Statements

Condensed Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June 2008 and 2007

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Actuarial gains/(losses) on defined benefit pension plans	15	(71)	297
Exchange differences on translation of foreign operations		1	(2)
Tax on items taken directly to equity		20	(89)
Net gain/(loss) recognised directly in equity		(50)	206
Profit for the period		427	359
Total recognised income and expense for the period		377	565

Attributable to: Equity holders of the parent		368	565
Minority interest		9	-

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2008 and 2007

	Notes	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m
Net cash flow (used in)/from operating activities
Profit for the period		427	359
Adjustments for:
Non cash items included in net profit		350	(104)
Change in operating assets		(685)	(3,974)
Change in operating liabilities		(2,129)	8,595
Income taxes received/(paid)		(3)	15
Effects of exchange rate differences		941	(408)
Net cash flow (used in)/from operating activities	21	(1,099)	4,483
Net cash flows (used in)/from investing activities
Dividends received from associates		2	-
Investment in associates		(8)	-
Purchase of tangible and intangible fixed assets		(102)	(135)
Proceeds from sale of tangible and intangible fixed assets		7	4
Sale/(purchase) of non-dealing securities		-	(1)
Net cash flow (used in)/from investing activities		(101)	(132)
Net cash flow from financing activities
Issue of loan capital		10,456	11,636
Repayment of loan capital		(9,069)	(3,088)
Dividends paid		(200)	-
Net cash flow from financing activities		1,187	8,548
Net increase/ (decrease) in cash and cash equivalents		(13)	12,899
Cash and cash equivalents at beginning of the period		(10,805)	(3,847)
Effects of exchange rate changes on cash and cash equivalents		(560)	(252)
Cash and cash equivalents at the end of the period	21	(11,378)	8,800

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements

1. Accounting Policies

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34 “Interim Financial Reporting”. Accordingly, certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and with selective notes to the consolidated financial statements of the Group for the year ended 31 December 2007 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union.

The same accounting policies, presentation and methods of computation are followed in these condensed consolidated interim financial statements as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2007 except for changes in accounting policies resulting from the adoption of the new Interpretation IFRIC 14 “IAS 19 – The Asset Ceiling” – On 5 July 2007 IFRIC issued IFRIC 14 which clarifies the effect of minimum funding requirements on the recognition of a defined benefit asset. The adoption of IFRIC 14 did not have a material impact on the Group’s profit or loss or financial position.

In addition, the Group applied IFRIC 11 “IFRS 2 - Group and Treasury Share Transactions”. On 30 November 2006 IFRIC issued IFRIC 11 which requires that treasury share transactions are treated as equity-settled, and share-based payments involving equity instruments of the parent should be treated as equity-settled where the obligation is from the parent to the employee and cash-settled when the obligation is from the subsidiary to the employee. This is consistent with the Group’s previous practice and therefore the application of IFRIC 11 did not have a material impact on the Group’s profit or loss or financial position.

The condensed consolidated interim financial statements reflect all adjustments that, in the opinion of management of the Group, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

Basis of preparation

The condensed consolidated interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts.

Critical accounting policies and areas of significant management judgement

The preparation of the Group’s condensed consolidated interim financial statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and judgements described on pages 78 – 82 of the Group’s 2007 Annual Report and Accounts are considered important to the portrayal of the Group’s financial condition. There has been no material change in the Group’s critical accounting policies. However, in view of current market conditions, the critical accounting policy on “valuation of financial instruments” has been updated and is presented below:

Valuation of financial instruments

Financial instruments that are classified at fair value through profit or loss (including those held for trading purposes) or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Initial measurement

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include significant data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.

Subsequent measurement

Financial instruments valued using observable market prices

If a quoted market price in an active market is available for an instrument, the fair value is calculated based on the market price.

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

Financial instruments valued using a valuation technique

In the absence of a quoted market price in an active market, a valuation technique is used. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Observable inputs include interest rates, credit risk, foreign currency exchange prices, commodity prices, equity prices, volatility, prepayment and the contract terms of the instrument. Pricing models use a mathematical methodology based on accepted financial theories and fair value is modelled using one or a combination of pricing models that are widely accepted in the financial services industry, taking into account the product type and its components.

The table below summarises the Group’s trading portfolios and other assets and liabilities held at fair value by valuation methodology at 30 June 2008 and 31 December 2007:

			30 June 2008				31 December 2007
		Quoted	Internal models based on			Quoted	Internal models based on
Balance sheet category		prices in active markets £m	market observable data £m	data other than market observable data £m	Total £m	prices in active markets £m	market observable data £m	data other than market observable data £m	Total £m	Valuation technique
Assets
Trading assets	Loans and advances to banks	-	6,920	-	6,920	-	8,847	-	8,847	A
	Loans and advances to customers	-	4,963	-	4,963	-	17,255	-	17,255	A
	Debt securities	14,776	3,398	-	18,174	19,118	9,713	-	28,831	A
	Equity securities	1,452	-	-	1,452	1,494	-	-	1,494	B

Derivative assets	Exchange rate contracts	-	1,421	11	1,432	-	1,072	-	1,072	C
	Interest rate contracts	89	8,399	-	8,488	88	6,368	-	6,456	A
	Equity & credit contracts	541	720	94	1,355	523	1,782	118	2,423	A - D

Financial assets at FVTPL	Loans and advances to customers	-	5,670	174	5,844	-	5,575	126	5,701	A
	Debt securities	-	2,840	4,236	7,076	-	1,693	4,389	6,082	A, C, D

Available for sale	Debt securities	-	8	-	8	-	8	-	8	A
financial assets	Equity securities	11	20	-	31	12	20	-	32	B

Liabilities
Trading liabilities	Deposits by banks	-	25,109	-	25,109	-	19,632	-	19,632	A
	Deposits by customers	-	10,428	-	10,428	-	20,498	-	20,498	A
	Short positions	1,996	-	-	1,996	2,252	-	-	2,252	A
	Debt securities in issue	-	8,003	-	8,003	-	12,534	-	12,534	A

Derivative liabilities	Exchange rate contracts	-	901	-	901	-	1,083	-	1,083	C
	Interest rate contracts	-	8,390	-	8,390	-	6,626	-	6,626	A
	Equity & credit contracts	340	1,579	82	2,001	216	1,858	148	2,222	A, B, D

Financial liabilities at FVTPL	Debt securities in issue	-	6,289	174	6,463	-	7,262	276	7,538	A

Valuation techniques

A. Fixed income securities and interest rate derivatives

Where the financial instrument is primarily sensitive to changes in interest rates, such as loans and advances to banks, loans and advances to customers, debt securities held, interest rate derivatives, deposits by banks, deposits by customers, short positions in securities and debt securities in issue, valuation is made using discounted cashflow techniques which reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. Additional market inputs are used to take into account such factors as bid-offer spread, foreign currency rates, credit risk, basis risk, volatility, liquidity of the market, prepayment and any other embedded optionality features such as caps or floors, as appropriate. In these cases the inputs used are derived from observable market prices, such as prices for instruments with similar features or in comparable markets.

When it is not possible to derive an observable market valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques, although this is not a significant element of the valuation of the instruments as a whole, with the exception of UK House Price Index options, as described below. Estimates are calibrated to observable market prices when they become available.

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

B. Equity instruments

Where the financial instrument is primarily sensitive to changes in equity market prices such as equity securities and equity derivative contracts, valuation is made using equity option pricing models that are widely accepted in the financial services industry. Additional market inputs are used to take into account such factors as bid-offer spread, foreign currency rates, credit risk, volatility, correlation between indices and liquidity of the market, as appropriate.

When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

C. Exchange rate derivatives

Where the financial instrument is primarily sensitive to changes in foreign currency, such as exchange rate derivatives, valuation is made using derivative pricing models that are widely accepted in the financial services industry. Additional market inputs are used to take into account such factors as bid-offer spread, credit risk, implied volatility, correlation between indices and liquidity of the market, as appropriate.

When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques.

D. Credit derivatives

Where the financial instrument is primarily sensitive to changes in credit spreads such as credit derivatives, valuation is made using a credit derivative pricing model which is widely accepted in the financial services industry. Additional market inputs are used to take into account bid-offer spread, correlation, and embedded optionality, as appropriate.

When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. For example, estimates of correlation for a basket of underlying credit names can be derived from observing similar correlations derived from traded credit indices.  Estimates are calibrated to observable market prices when they become available.

The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.

Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are accounted for in the line item “Net trading and other fair value movements” in the income statement and the “Trading assets”, “Financial assets designated at fair value”, “Trading liabilities”, “Financial liabilities designated at fair value” and “Derivative financial instruments” line items in the Group’s balance sheet.

Abbey trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit before tax in the six months ended 30 June 2008. Due to the individual nature of these contracts, the Group does not believe generally it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity with respect to financial instrument fair values based on data other than market prices. Sensitivities have been given with respect to key management estimates where they can be separately identified.

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

Internal models based on information other than market data

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price.

		Balance sheet value		Amount recognised in income(1)
		30 June 2008	31 December 2007	30 June 2008	31 December 2007
Instrument	Valuation technique	£m	£m	£m	£m
1. Derivative assets - Exchange rate contracts	These derivatives are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	11	-	1	4
2. Derivative assets - Equity and credit contracts	These property derivatives are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality as inputs to derive valuations.	58	98	(13)	17
3. Derivative assets - Equity and credit contracts	These property derivatives are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	36	20	(30)	11
4. FVTPL - Loans and advances to customers	These loans are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	174	126	17	12
5. FVTPL - Debt securities	These debt securities are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) spot rate, HPI forward growth, HPI volatility, and mortality as inputs to derive valuations.	249	268	(17)	33
6. FVTPL - Debt securities	These prime AAA rated securities are valued using a valuation model with reference to the most relevant generic curve from a consensus pricing service, and an assumption with respect to the specific credit spread for that instrument as inputs to derive valuations.	3,987	4,121	(22)	(68)
7. Derivative liabilities - Equity and credit contracts	These derivatives are valued using a valuation model with Halifax’s UK House Price Index (‘HPI’) spot rate, HPI forward growth, and HPI volatility as inputs to derive valuations.	(82)	(148)	39	(14)
8. FVTPL - Debt securities in issue	These debt securities in issue are valued using a valuation model with interest rates, foreign exchange rates and long-dated foreign exchange volatility as inputs to derive valuations.	(174)	(276)	(1)	(4)

(1) For the six months ended 30 June 2008 and the 12 months ended 31 December 2007

Sensitivity analysis

The impacts on each instrument of changes in the valuation inputs that are assumptions rather than observable, such as interest rates, foreign exchange rates, and the HPI spot rate, are shown below:

2008		Impact on profit or loss before tax for the period for instrument number:
Input	Assumed change	2 £m	3 £m	4 £m	5 £m	6 £m	7 £m
HPI forward growth	1%	12	-	27	11	n/a	(11)
HPI volatility	1%	-	-	(4)	-	n/a	-
Mortality	1 year	-	n/a	(3)	-	n/a	n/a
Credit spread	10 basis points	n/a	n/a	n/a	n/a	11	n/a

2007		Impact on profit or loss before tax for the year for instrument number:
Input	Assumed change	2 £m	3 £m	4 £m	5 £m	6 £m	7 £m
HPI forward growth	1%	12	-	15	14	n/a	(12)
HPI volatility	1%	-	-	(2)	-	n/a	-
Mortality	1 year	(1)	n/a	(2)	-	n/a	n/a
Credit spread	10 basis points	n/a	n/a	n/a	n/a	11	n/a

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 8) and related exchange rate derivatives (instrument 1) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

The amount that has yet to be recognized in the income statement that relates to the difference between the transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognized, was as follows. This is calculated and reported on a portfolio basis:

£m
At 1 January 2007	18
Additions	27
Releases	-
At 31 December 2007	45
Additions	-
Releases	-
At 30 June 2008	45

2. Segments

Net interest income	2008 £m	2007 £m
Retail Banking	860	810
Corporate Banking	(13)	(18)
Private Banking(1)	43	34
Group Infrastructure	(56)	(91)
	834	735

Non - interest income	2008 £m	2007 £m
Retail Banking	314	317
Global Banking & Markets	162	160
Corporate Banking	71	68
Private Banking(1)	17	17
Group Infrastructure	8	2
Trading non - interest income(2)	572	564
Adjust for:
- Depreciation of operating lease assets	64	64
- Hedging and certain other mark to market variances	(1)	-
- Profit on sale of subsidiaries	-	5
Non - interest income	635	633

Profit before tax	2008 £m	2007 £m
Retail Banking	559	505
Global Banking & Markets	106	104
Corporate Banking	40	52
Private Banking(1)	30	21
Group Infrastructure	(103)	(143)
Trading profit before tax(2)	632	539
Adjust for:
- Reorganisation and other costs	(60)	(68)
- Hedging and certain other mark to market variances	(1)	-
- Profit on sale of subsidiaries	-	5
Profit before tax	571	476

Total assets	2008 £m	2007 £m
Retail Banking	123,450	114,306
Global Banking & Markets	53,159	68,060
Corporate Banking	10,144	9,357
Private Banking(1)	230	211
Group Infrastructure	5,996	7,689
	192,979	199,623

(1) Formerly known as Wealth Management

(2) A detailed explanation of the trading basis is contained in Note 1 of the Consolidated Financial Statements on page 83 of the Group’s 2007 Annual Report

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

3. Trading and other income

	2008 £m	2007 £m
Net trading and funding of other items by the trading book	(118)	234
Gains/(losses) on assets held at fair value through profit or loss	284	(5)
Funding of liabilities held at fair value through profit or loss	(189)	(173)
Gains on derivatives managed with assets and liabilities held at fair value through profit or loss	155	133
Income from operating lease assets	122	124
Profit on sale of subsidiary undertakings	-	5
Profit on sale of fixed assets	2	2
Other income	52	(33)
	308	287

4. Taxation expense

Interim period income tax is accrued based on the estimated average annual effective income tax rate of 25% (2007: 25%). The standard rate of UK corporation tax reduced from 30% to 28% with effect from 1 April 2008.

5. Dividends

Interim dividends of £200m and £170m on Abbey National plc’s ordinary shares in issue in respect of the year ended 31 December 2007 were paid on 10 January 2008 and 13 August 2008, respectively. An interim dividend of up to £225m in respect of the six months ended 30 June 2008 was confirmed on 22 July 2008.

6. Trading assets

	2008 £m	2007 £m
Loans and advances to banks	6,920	8,847
Loans and advances to customers	4,963	17,255
Debt securities	18,174	28,831
Equity securities	1,452	1,494
	31,509	56,427

Debt securities can be analysed by type of issuer as follows:

	2008 £m	2007 £m
Issued by public bodies:
- Government securities	2,409	3,722
Issued by other issuers:
- Bank and building society certificates of deposit	9,178	9,679
Other debt securities	6,587	15,430
	18,174	28,831

7. Derivative financial instruments

2008 Derivatives held for trading	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	23,588	1,335	822
- Foreign exchange swaps and forwards	10,150	44	79
	33,738	1,379	901
Interest rate contracts:
- Interest rate swaps	437,405	6,684	7,405
- Caps, floors and swaptions	37,878	704	766
- Futures (exchange traded)	35,149	89	-
- Forward rate agreements	179,958	214	219
	690,390	7,691	8,390
Equity and credit contracts:
- Equity index and similar products	17,531	607	1,597
- Equity index options (exchange traded)	10,609	541	340
- Credit default swaps and similar products	3,272	207	64
	31,412	1,355	2,001
Total derivative assets and liabilities held for trading	755,540	10,425	11,292

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

2008 Derivatives held for fair value hedging	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,425	53	-
Interest rate contracts:
- Interest rate swaps	52,759	797	-
Total derivative assets and liabilities held for fair value hedging	55,184	850	-
Total recognised derivative assets and liabilities	810,724	11,275	11,292

2007 Derivatives held for trading	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	28,386	816	823
- Foreign exchange swaps and forwards	21,524	256	260
	49,910	1,072	1,083
Interest rate contracts:
- Interest rate swaps	436,212	5,211	5,724
- Caps, floors and swaptions	42,318	649	621
- Futures (exchange traded)	29,383	88	-
- Forward rate agreements	148,742	76	78
	656,655	6,024	6,423
Equity and credit contracts:
- Equity index and similar products	15,204	847	1,820
- Equity index options (exchange traded)	6,009	556	216
- Credit default swaps and similar products	35,588	1,020	186
	56,801	2,423	2,222
Total derivative assets and liabilities held for trading	763,366	9,519	9,728

2007 Derivatives held for fair value hedging	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	2,425	-	-
Interest rate contracts:
- Interest rate swaps	39,629	432	203
Total derivative assets and liabilities held for fair value hedging	42,054	432	203
Total recognised derivative assets and liabilities	805,420	9,951	9,931

Gains or losses arising from fair value hedges

	2008 £m	2007 £m
Gains/(losses):
On hedging instruments	429	(307)
On the hedged items attributable to hedged risk	(386)	326
Hedge ineffectiveness	43	19

8. Financial assets designated at fair value

	2008 £m	2007 £m
Loans and advances to customers	5,844	5,701
Debt securities	7,076	6,082
	12,920	11,783

9. Loans and advances to customers

Movement in loan loss allowances:

	Loans secured on residential property £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2008	176	-	40	335	551
Charge/(release) to the income statement	59	-	(8)	124	175
Write offs	(12)	-	(12)	(133)	(157)
At 30 June 2008	223	-	20	326	569

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

	Loans secured on residential property £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2007	105	1	76	354	536
Charge/(release) to the income statement	15	-	(8)	126	133
Write offs	(4)	-	(13)	(208)	(225)
At 30 June 2007	116	1	55	272	444

10. Securitisation of assets

On 10 April 2008, mortgage backed notes totalling £8.2bn equivalent were issued via Holmes Master Issuer plc 2008-1, from a £44bn residential mortgage master trust. The notes are denominated in euro and sterling and have been subscribed for by Abbey National plc. Mortgage backed notes totalling £3.4bn equivalent were redeemed during the first six months of the year.

11. Property, plant and equipment (excluding operating lease assets)

During the period, the Group spent approximately £3m on the refurbishment of its branches of its new office premises, £4m on additions to its office fixtures and equipment and £36m on computer software. The Group disposed of £14m of office fixtures and equipment.

12. Operating lease assets

During the period, the Group spent approximately £60m on the construction of new trains and additions to related assets. The Group disposed of £26m of trains and related assets during the period.

13. Trading liabilities

	2008 £m	2007 £m
Deposits by banks	25,109	19,632
Deposits by customers	10,428	20,498
Short positions in securities	1,996	2,252
Debt securities in issue	8,003	12,534
	45,536	54,916

14. Subordinated Liabilities

On 16 June 2008 all of the outstanding $500m 6.70% Perpetual Subordinated Reset Capital Securities were redeemed at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon.

15. Retirement benefit obligations

The principal actuarial assumptions used for the Group’s defined benefit schemes were as follows:

	2008 Nominal %	2007 Nominal %
To determine benefit obligations:
- Discount rate for scheme liabilities	6.7	5.8
- General salary increase	4.5	4.0
- General price inflation	4.0	3.5
- Expected rate of pension increase	4.0	3.5
- Expected rate of return on plan assets	6.6	6.1
To determine net periodic benefit cost:
- Discount rate	5.8	5.2
- Expected rate of pension increase	3.5	3.0
- Expected rate of return on plan assets	6.6	6.1

Since 30 June 2008, as part of the Group's periodic review of its pension schemes, updated funding arrangements have been agreed with the pension scheme Trustees.

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

16. Contingent liabilities and commitments

Unauthorised overdraft fees

Abbey, in line with other UK banks and building societies, levies charges on current account customers, for example when a customer goes overdrawn (if they did not have an arranged overdraft facility) when a customer exceeds their agreed overdraft limit, or when the bank refuses to pay an item if the customer does not have sufficient funds in their account. UK banks and building societies believe these fees customers pay are fair and clear.

In common with other banks in the United Kingdom, Abbey National plc has received claims and complaints from a large number of customers relating to the legal status and enforceability of current and historic contractual terms in personal current account agreements relating to unarranged overdraft and unpaid item charges (''Relevant Charges'') and seeking repayment of Relevant Charges that had been applied to their accounts in the past. The claims and complaints are based primarily on the common law penalty doctrine and the Unfair Terms in Consumer Contracts Regulations 1999 (the ''Regulations''). Because of the High Court test case referred to below, most existing and new claims in the County Courts are currently stayed and there is currently an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions.

On 27 July 2007, following discussions between the OFT, the Financial Ombudsman Service, the Financial Services Authority and major UK banks (including Abbey), the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to Relevant Charges.

The preliminary trial concluded on 8 February 2008 and the judgement was handed down on 24 April 2008. The judgement held that the contractual terms relating to unarranged overdraft charges currently used by the Group (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Unfair Terms in Consumer Contract Regulations 1999 (''UTCCRs''). At a court hearing on 22 and 23 May 2008, the Judge granted Abbey and the other Test Case banks permission to appeal his decision that unarranged overdraft charges are assessable for fairness under the UTCCRs. This appeal is likely to take place before the end of 2008. In the interim a hearing will take place at which the Court will be asked to consider whether terms and conditions previously used by the Test Case banks are capable of being penalties. Depending on the outcome of the appeal and the further hearing, another hearing may be required in order for the Court to determine the fairness of the charges.

The issues relating to the legal status and enforceability of the Relevant Charges are complex. Abbey maintains that its Relevant Charges are fair and enforceable and believes that it has a number of substantive and credible defences. Abbey cannot, however, at this stage predict with any certainty if, or for how long, the stays, waiver and standstill referred to above will remain in place. Nor can it at this stage predict with any certainty the timing or substance of the final outcome of the customer claims and complaints, any appeals against the judgement handed down on 24 April 2008 and any further stages of the test case. It is unable reliably to estimate the liability, if any, which may arise as a result of or in connection with these matters or its effect on Abbey's consolidated net assets, operating results or cash flows in any particular period.

Overseas tax claim

Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Abbey National Treasury Services plc received legal advice that it had strong grounds to challenge the validity of the demand. In September 2006, Abbey National Treasury Services plc won its case at the first stage of the litigation process. In January 2007, the tax authority appealed this decision. However, in December 2006, a ruling was published of a similar case unconnected to Abbey but which might affect Abbey National Treasury Services plc’s position. In this instance, the courts ruled against the taxpayer.

Appropriate provisions are maintained to cover the above matters.

17. Retained earnings

Movements in retained earnings were as follows:

	2008 £m	2007 £m
At 1 January	1,339	1,111
Profit for the period	418	359
Post tax actuarial movement on defined benefit pension schemes	(51)	208
Exchange differences on translation of foreign operations	1	(2)
Equity dividends declared	-	(200)
At 30 June	1,707	1,476

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

18. Related party disclosures

There have been no related party transactions, or changes to related party transactions, in the first six months of the current financial year which have materially affected the financial position or performance of the Group except as described below:

Medium Term Incentive Plan

Under the Medium-Term Incentive Plan granted on 20 October 2005, certain Executive Directors, Other Key Management Personnel and other nominated individuals were granted a conditional award of shares in Banco Santander, S.A. The amount of shares participants would receive at the end of the three-year period depended on the performance of Abbey in this period. The performance conditions were linked to Abbey’s three-year plan. Performance was measured in two ways, half of the award depended on Abbey achieving an attributable profit target for the 2007 financial year, and the remainder depended on the achievement of a revenue target for the 2007 financial year. Both performance conditions were achieved, resulting in a full award of shares to participants in March 2008.

19. Events after the balance sheet date

None, except for the effects of dividends disclosed in Note 5.

20. Impact of the Current Credit Environment

Abbey continues to have no significant exposure to the US sub-prime residential mortgage sector after taking into account credit protection from highly rated financial institutions. Details of Abbey's investing and lending arrangements with respect to this, Structured Investment Vehicles (‘SIVs’), and off balance sheet entities are set out below.

Investing activities

Protected exposures

Abbey does not hold any mortgage-backed securities whose underlying collateral is wholly or mainly sub-prime mortgages. Any exposures to securities which include small sub-prime elements, and exposures to monoline insurers that have been downgraded or where there are credit concerns, are fully covered by credit default swap protection in excess of the mark to market value of the exposures. These credit default swaps are provided by highly rated banks and are governed by industry standard documentation.

Structured Investment Vehicles

Abbey has insignificant holdings in SIVs, with a nominal value of £13m (2007: £40m) against which provisions of £6m (2007: £10m) are held, giving a book value of £7m (2007: £30m).

Corporate Investment Portfolio

Abbey has acquired highly rated, European asset-backed securities (‘ABS’) and residential mortgage-backed securities with a total value of £3,987m (2007: £5,515m). Abbey's corporate investment portfolio consists only of AAA rated prime exposures and contains no sub-prime element.

Lending Activities

Abbey is a retail prime lender and has no appetite or product offering for any type of sub-prime business. Abbey's credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and an on-going basis) and of a good credit quality. Abbey's principal lending activities arise in the Retail Banking division.

Exposure to Off Balance Sheet Entities sponsored by the Group

The only Special Purpose Entities ('SPEs') sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group's arrangements with these entities comprise the provision of equity derivatives and a secondary market making service to those retail customers who wish to exit early from these products. The total value of products issued by the SPEs is £2,147m (2007: £2,455m), and the total value of repurchases held by the Group is £248m (2007: £322m).

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

21. Consolidated cash flow statement

a) Reconciliation of profit before tax to net cash inflow/(outflow) from operating activities:

	2008 £m	2007 £m
Group profit for the period	427	359
Non cash items included in net profit
Increase in prepayments and accrued income	(130)	(193)
Decrease in accruals and deferred income	(400)	(138)
Depreciation and amortisation	108	97
Provision for impairment	175	133
Other non-cash items	597	(3)
	777	255

Changes in operating assets and liabilities	2008 £m	2007 £m
Net (increase)/decrease in trading assets	12,747	(74)
Net increase in derivative assets	(1,324)	(1,228)
Net (increase)/decrease in financial assets designated at fair value	(1,137)	305
Net increase in loans and advances to banks and customers	(10,251)	(3,152)
Net (increase)/decrease in other assets	(720)	175
Net increase in deposits by banks and deposits by customers	3,566	1,827
Net increase in derivative liabilities	1,361	1,509
Net (decrease)/increase in trading liabilities	(4,580)	3,766
Net decrease in financial liabilities designated at fair value	(1,065)	(654)
Net decrease in debt issued	(2,802)	(93)
Net increase in other liabilities	1,391	2,240
Effects of exchange rate differences	941	(408)
Net cash flow (used in)/from operating activities before tax	(1,096)	4,468
Income tax (paid)/received	(3)	15
Net cash flow (used in)/from operating activities	(1,099)	4,483

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	2008 £m	2007 £m
Cash and balances with central banks	639	818
Debt securities	8,413	8,570
Net trading other cash equivalents	(22,224)	2,575
Net non trading other cash equivalents	1,794	(3,163)
Cash and cash equivalents	(11,378)	8,800

22. Consolidating financial information

Under IAS 27, the Company and Abbey National Treasury Services plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would increase the results for the period of the Company and Abbey National Treasury Services in the information below by £486m and £152m, respectively (2007: £285m and £141m). The net assets of the Company and Abbey National Treasury Services in the information below would also be increased by £1,232m and £509m, respectively (2007: £753m and £359m).

Income statements

For the six months ended 30 June 2008	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	551	169	117	(3)	834
Fee, commission, trading, and other income	57	(15)	655	(62)	635
Total operating income	608	154	772	(65)	1,469
Administration expenses	(520)	(66)	(44)	1	(629)
Depreciation and amortisation	(41)	(2)	(65)	-	(108)
Impairment and provisions	(139)	(11)	12	(23)	(161)
Profit/(loss) before tax	(92)	75	675	(87)	571
Tax	33	(11)	(163)	(3)	(144)
Profit/(loss) for the period	(59)	64	512	(90)	427

For the six months ended 30 June 2007	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	560	474	(297)	(2)	735
Fee, commission, trading, and other income	244	(275)	707	(43)	633
Total operating income	804	199	410	(45)	1,368
Administration expenses	(575)	(64)	(48)	1	(686)
Depreciation and amortisation	(32)	(1)	(64)	-	(97)
Impairment and provisions	(124)	2	13	-	(109)
Profit/(loss) before tax	73	136	311	(44)	476
Tax	1	(40)	(80)	2	(117)
Profit/(loss) for the period	74	96	231	(42)	359

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

Balance sheets

At 30 June 2008	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	635	4	-	-	639
Trading assets	-	17,668	23,197	(9,356)	31,509
Derivative financial instruments	650	12,552	2,839	(4,766)	11,275
Financial assets designated at fair value	16,879	10,053	2,823	(16,835)	12,920
Loans and advances to banks	63,718	87,543	62,345	(204,140)	9,466
Loans and advances to customers	119,314	7,472	37,577	(42,710)	121,653
Available for sale securities	128	-	1,717	(1,807)	38
Investment in associated undertakings	41	-	-	(6)	35
Investment in subsidiary undertakings	4,998	2,336	2,768	(10,102)	-
Intangible assets	-	-	90	-	90
Property, plant and equipment	492	13	20	-	525
Operating lease assets	-	-	2,156	-	2,156
Current tax assets	255	4	12	-	271
Deferred tax assets	585	35	31	1	652
Other assets	878	128	746	(2)	1,750
Total assets	208,573	137,808	136,321	(289,723)	192,979
Deposits by banks	90,020	72,232	6,004	(162,030)	6,226
Deposits by customers	105,679	5,056	46,508	(85,062)	72,181
Derivative financial instruments	2,050	13,108	900	(4,766)	11,292
Trading liabilities	-	24,938	29,954	(9,356)	45,536
Financial liabilities designated at fair value	-	6,395	68	-	6,463
Debt securities in issue	1	11,984	40,016	(16,726)	35,275
Other borrowed funds	786	-	840	(337)	1,289
Subordinated liabilities	5,189	-	917	(1,470)	4,636
Macro hedge of interest rate risk	-	345	-	-	345
Other liabilities	1,104	761	1,819	(1)	3,683
Other provisions	88	-	18	-	106
Current tax liabilities	137	206	105	-	448
Deferred tax liabilities	13	-	635	9	657
Retirement benefit obligations	1,026	-	(3)	-	1,023
Total liabilities	206,093	135,025	127,781	(279,739)	189,160
Total shareholders equity	2,480	2,783	8,540	(9,984)	3,819
Total liabilities and equity	208,573	137,808	136,321	(289,723)	192,979

Abbey National plc - Interim Financial Statements

Condensed Notes to the Financial Statements cont.d

At 31 December 2007	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	1,032	7	(1)	-	1,038
Trading assets	-	32,760	34,622	(10,955)	56,427
Derivative financial instruments	689	10,358	1,618	(2,714)	9,951
Financial assets designated at fair value	7,500	11,446	283	(7,446)	11,783
Loans and advances to banks	40,685	57,021	60,124	(154,389)	3,441
Loans and advances to customers	110,976	6,181	35,143	(40,153)	112,147
Available for sale securities	28	45	1,929	(1,962)	40
Macro hedge of interest rate risk	-	220	-	(3)	217
Investment in associated undertakings	33	-	-	(4)	29
Investment in subsidiary undertakings	5,053	2,336	2,925	(10,314)	-
Intangible assets	-	-	90	-	90
Property, plant and equipment	501	13	14	-	528
Operating lease assets	-	-	2,164	-	2,164
Current tax assets	190	-	7	-	197
Deferred tax assets	620	18	27	-	665
Other assets	686	57	165	(2)	906
Total assets	167,993	120,462	139,110	(227,942)	199,623
Deposits by banks	59,798	49,847	17,990	(119,712)	7,923
Deposits by customers	95,687	9,714	43,768	(79,519)	69,650
Derivative financial instruments	1,051	10,457	1,137	(2,714)	9,931
Trading liabilities	-	33,926	27,219	(6,229)	54,916
Financial liabilities designated at fair value	-	7,530	8	-	7,538
Debt securities in issue	-	5,840	37,502	(7,630)	35,712
Other borrowed funds	834	-	737	(152)	1,419
Subordinated liabilities	5,352	-	1,091	(1,711)	4,732
Macro hedge of interest rate risk	3	-	-	(3)	-
Other liabilities	1,452	254	632	(1)	2,337
Other provisions	100	-	31	-	131
Current tax liabilities	137	176	56	-	369
Deferred tax liabilities	6	-	532	6	544
Retirement benefit obligations	982	-	(3)	-	979
Total liabilities	165,402	117,744	130,700	(217,665)	196,181
Total shareholders equity	2,591	2,718	8,410	(10,277)	3,442
Total liabilities and equity	167,993	120,462	139,110	(227,942)	199,623

Cash flow statements

For the six months ended 30 June 2008	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow from / (used in) operating activities	41,864	(9,852)	(33,111)	-	(1,099)
Net cash flow from / (used in) investing activities	(26)	44	(119)	-	(101)
Net cash flow from / (used in) financing activities	(453)	-	1,640	-	1,187
Net increase/ (decrease) in cash and cash equivalents	41,385	(9,808)	(31,590)	-	(13)
Cash and cash equivalents at beginning of the period	(5,304)	(7,931)	2,430	-	(10,805)
Effects of exchange rate changes on cash and cash equivalents	-	(383)	(177)	-	(560)
Cash and cash equivalents at end of the period	36,081	(18,122)	(29,337)	-	(11,378)

For the six months ended 30 June 2007	The Company £m	Abbey National Treasury Services £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow from / (used in) operating activities	10,176	5,396	(11,089)	-	4,483
Net cash flow used in investing activities	(80)	(6)	(46)	-	(132)
Net cash flow from / (used in) financing activities	(390)	-	8,938	-	8,548
Net (decrease) in cash and cash equivalents	9,706	5,390	(2,197)	-	12,899
Cash and cash equivalents at beginning of the period	(21,217)	1,078	16,292	-	(3,847)
Effects of exchange rate changes on cash and cash equivalents	-	(20)	(232)	-	(252)
Cash and cash equivalents at end of the period	(11,511)	6,448	13,863	-	8,800

Abbey National plc - Interim Financial Statements

Responsibility Statement

We confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34;

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

By order of the Board

Signature

António Horta-Osório	Nathan Bostock
Chief Executive	Chief Financial Officer
29 August 2008	29 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 29 August 2008	By / s / Jessica Petrie (Authorised Signatory)